POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Linda Epstein, Jo Keaton, David Hollander, Storrow Gordon, and Gil Friedlander signing singly, as the undersigned's true and lawful attorney-in-fact to:

(1)   execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director